EXHIBIT 99.1

Press Release Dated April 24, 2012, Petro-Canada’s FACE program supports big dreams

Exhibit 99.1

News Release

FOR IMMEDIATE RELEASE

Petro-Canada’s FACE program supports big dreams

50 athlete and coaching pairs receive $8,000

Mississauga, Ontario (April 24, 2012) – Petro-Canada is continuing its legacy of helping Canadian athletes and coaches dream big by supporting 50 athlete and coach pairings through the Fuelling Athlete and Coaching Excellence (FACE) program.

Working with National Sport Organizations across Canada, Petro-Canada’s FACE program provides developing (pre-carded) Canadian athlete and coach pairings with $8,000 in grants. These resources go a long way in helping athletes achieve national carded status and coaches improve their skills over the long term.

“Congratulations to the recipients of this year’s FACE program,” said Steven Keith, Director of Brand Loyalty and Marketing Partnerships at Suncor Energy. “We are very proud to have been supporting athletes and coaches over the last 24 years as they pursue their Olympic and Paralympic dreams.”

Since 1988, Petro-Canada’s FACE program has provided more than 2,300 athletes and coaches with more than $8 million in direct financial support.

“The FACE grant enabled me to be a full-time athlete and not worry about working,” said Leah Callahan, a 2012 FACE recipient and Olympic hopeful from Calgary, Alta. “Because of the FACE program; I was able to pursue my dreams of competing at the international level.”

“By supporting up-and-coming talent, you are helping athletes realize their dreams,” said Dave Richer, Boccia athlete and FACE recipient from Ste. Julie, Que., who qualified for the Canadian Paralympic team in March. “Amazingly, ever since I found out I was fortunate enough to receive a FACE grant I’ve only had good news: a spot on the Paralympic team and receiving my national carded status! You have lit the flame and now it’s up to me to carry the torch higher! The biggest victory is confidence in oneself.”

Coaches who receive grants often use the funding to build their skills or purchase equipment that can be used to benefit multiple athletes within the same sport discipline.

“The fact that the Petro-Canada FACE grant includes both athletes and coaches helps in the commitment and performance of both. With this funding, I can continue to commit the time needed to help my athletes reach their full potential,” said Keith Loach, skeleton coach.

In the past the FACE program has provided financial grants to Canada’s top athletes, including 2010 Olympic & Paralympic Winter Games medalists: Alexandre

Bilodeau, Hayley Wickenheiser, Kaillie Humphries, John Morris, Kristina Groves, Mike Robertson, Jim Armstrong and Ina Forest. Other notable FACE recipients include Mark Tewksbury, Canada’s Chef de Mission at the 2012 London Games, Marianne Limpert, silver medalist at the 1996 Olympic Games and Annie Pelletier, bronze medalist at the 1996 Olympic Games.

All Olympic and Paralympic sports are eligible for FACE program funding and follow criteria established by Petro-Canada and the Canadian Olympic Committee to qualify. FACE was formerly known as the Olympic Torch Scholarship Fund.

The 2012 FACE program recipients are:

British Columbia

Brendon Restall, Athletics, Victoria

Christin Tsai, Badminton, Surrey

Joey Burton, Cross Country Skiing, Kamloops

Liam Firus, Figure Skating, North Vancouver

Jasmin Glaesser, Cycling – Track, Coquitlam

Kiera Leung, Freestyle Skiing, Coquitlam

Brittany Rogers, Gymnastics – Women’s Artistic, Coquitlam

Anthony Purcell, PARA Wheelchair Basketball*, Burnaby

Benjamin de Wit, Rowing, Vancouver

Alberta

Tyler Werry, Alpine Skiing, Calgary

Christine Bushie, Bobsleigh, Spruce Grove

John Fennell, Luge, Calgary

Wesley Savill, Nordic Combined, Calgary

Michelle Bartleman, Skeleton, Calgary

Tristan Tafel, Ski Cross, Canmore

Claudia Holzner, Synchronized Swimming, Calgary

Naven Kovacevic, Waterpolo, Calgary

Alex Burk, Wrestling, Calgary

Leah Callahan, Wrestling, Calgary

Saskatchewan

Dallan Muyres, Curling, Saskatoon

Curtis Graves, Gymnastics – Men’s Artistic, Saskatoon

Manitoba

Dennis Thiessen, PARA Curling*, Sanford

Tyler Mislawchuk, Triathlon, Winnipeg

Ontario

Tom Dvorak, Equestrian – Dressage, Hillsburgh

Eleanor Harvey, Fencing, Hamilton

Patricia Bezzoubenko, Gymnastics – Rythmic, Thornhill

Elizabeth Knox, Women’s Hockey, Kitchener

Derek Langlois, Judo, Oshawa

Melanie McCann, Modern Pentathlon, Parkhill

Mac Marcoux, PARA Alpine*, Goulais River

Cynthia Berringer, PARA Swimming*, Etobicoke

Cody Caldwell, PARA Wheelchair Rugby*, Cavan

Thomas Ramshaw, Sailing, Toronto

Michael Ciccarelli, Snowboard – Freestyle, Ancaster

Ashley Lawrence, Soccer, Caledon

Erin Stamp, Swimming, Guelph

Hongtao Chen, Table Tennis, Ottawa

Quebec

Yolaine Oddou, Biathlon, Quebec

Étienne Beauchesne, Canoe/Kayak, Trois-Rivieres

Philippe Gagné, Diving, Mont Royal

Vincent Riendeau, Diving, Pointe Claire

Karine Dufour, Gymnastics – Trampoline, Laval

Louis Krieber-Gagnon, Judo, Montreal

Dave Richer, PARA Boccia*, Ste Julie

Myriam Adam, PARA Cycling*, St Jean sur Richelieu

Namasthée Harris-Gauthier, Speed Skating – Short Track, Montreal

Françoise Abanda, Tennis, Montreal

Lena Gabriel, Waterpolo, Beaconsfield

Jessica Ruel, Weightlifting, Rouyn-Noranda

New Brunswick

Simon Richard, PARA Goalball*, Dieppe

*Paralympic sport

For more on the FACE program, visit www.facebook.com/dreambig, or follow us on Twitter @iwilldreambig. Suncor Energy is the proud owner of Petro-Canada.

Suncor Energy is Canada’s premier integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy please visit our web site at www.suncor.com or follow us on twitter @SuncorEnergy

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